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SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Subject Company (Issuer))

TYCO INTERNATIONAL LTD.
TYCO INTERNATIONAL GROUP S.A.
(Name of Filing Persons (Offeror))

3.125% Convertible Senior Debentures due 2023 (Title of Class of Securities)

902118BE7 / 902118BG2
(CUSIP Number of Class of Securities)

Judith A. Reinsdorf, Esq.
c/o Tyco International Management Company
9 Roszel Road
Princeton, New Jersey 08540
(609) 720-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
 Steven R. Finley, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166-0193
Tel. (212) 351-4000
Fax. (212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee**

$1,169,090,375	$35,891.07

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b). The transaction value is based upon an assumed purchase price for the 3.125% Convertible Senior Debentures due 2023 (the "notes") of $1,557.84 per $1,000.00 principal amount. The aggregate outstanding principal amount of the Notes equals $750,456,000. The assumed purchase price per $1,000.00 principal amount was calculated as the product of the closing price of the common stock of Tyco International Ltd. on April 26, 2007, which equaled $32.52, and the conversion rate of the Notes of 45.9821 shares of the common stock of Tyco International Ltd. per $1,000.00 principal amount, plus a premium of $62.50 per $1,000.00 principal amount.

**
$30.70 per million dollars of transaction value, in accordance with Rule 0-11(b) and Fee Rate Advisory No. 7 for fiscal 2007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	$35,891.07	Filing Party:	Tyco International Ltd.
Tyco International Group S.A.
	Form or Registration No.:	SC TO-I	Date Filed:	April 27, 2007
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
	☐ third-party tender offer subject to Rule 14d-1		☐ going-private transaction subject to Rule 13e-3
	☒ issuer tender offer subject to Rule 13e-4		☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on April 27, 2007 by Tyco International Ltd., a company organized under the laws of Bermuda ("Tyco"), and Tyco International Group S.A. (the "Company"), a company organized under the laws of Luxembourg and a wholly owned subsidiary of Tyco, relating to the offer to purchase all of the Company's outstanding 3.125% Convertible Senior Debentures due 2023 issued by the Company on January 13, 2003 (the "Notes") and solicitation of consents to amendments to the indenture under which the Notes were issued, upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement filed April 27, 2007 (the "Offer to Purchase") and in the related Consent and Letter of Transmittal. Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Offer to Purchase.

Item 11.    Additional Information

        On May 22, 2007, Tyco issued a press release announcing the results of the calculation of the Weighted Average Price of the Common Stock and the Purchase Price for the Tender Offer, which expires at 12:00 Midnight, New York City time, on Thursday, May 24, 2007. A copy of the press release is filed herewith as an exhibit to this Schedule TO-I and is incorporated herein by reference.

Item 12.    Exhibits

        Item 12 of the Schedule TO-I is hereby amended and supplemented to include the following exhibit:

(a)(5)(iii)	Press Release, dated May 22, 2007.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO-I is true, complete and correct.

TYCO INTERNATIONAL LTD.
	By:	/s/ CHRISTOPHER COUGHLIN
Name: Christopher Coughlin
Title: Executive Vice President and Chief Financial Officer
TYCO INTERNATIONAL GROUP S.A.
	By:	/s/ MICHELANGELO STEFANI
Name: Michelangelo Stefani
Title: Managing Director
Dated: May 22, 2007

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated April 27, 2007.
(a)(1)(ii)	Consent and Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(i)	Press Release, dated April 27, 2007.
(a)(5)(ii)	Press Release, dated May 10, 2007.
(a)(5)(iii)	Press Release, dated May 22, 2007.
(b)(1)
364-Day Senior Bridge Loan Agreement (Electronics Businesses), dated April 25, 2007, among Tyco International Group S.A., Tyco International Ltd., Tyco Electronics Group S.A., Tyco Electronics Ltd., the lenders party there to and Bank of America, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(b)(2)
364-Day Senior Bridge Loan Agreement (Fire & Safety and Engineered Products Businesses), dated April 25, 2007, by and among Tyco International Group S.A., Tyco International Ltd., Tyco International Finance S.A., the lenders party thereto and Citibank, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(b)(3)
364-Day Senior Bridge Loan Agreement (Healthcare Businesses), dated April 25, 2007, by and among Tyco International Group S.A., Tyco International Ltd., Covidien International Finance S.A., Covidien, Ltd., the lenders party thereto and Citibank, N.A., as Administrative Agent, incorporated by reference to Tyco's current report on Form 8-K filed on April 27, 2007.
(d)(1)
Indenture, dated January 13, 2003, by and among Tyco International Group S.A., Tyco International Ltd. and U.S. Bank, N.A., incorporated by reference to Tyco's quarterly report on Form 10-Q for the quarter ended December 31, 2002.
(g)	Not applicable.
(h)	Not applicable.

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INTRODUCTORY STATEMENT
SIGNATURE
EXHIBIT INDEX